FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March 2010
31 March 2010

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1       Press release of British Sky  Broadcasting  Group plc announcing BSkyB responds to Ofcom statement released on  31 March 2010

BSkyB responds to Ofcom statement

British Sky Broadcasting Group PLC

31 March 2010

BSkyB notes today's statement by Ofcom regarding the outcome of its Pay TV market investigation.  The company confirms its intention to challenge Ofcom's conclusions before the Competition Appeal Tribunal.

Commenting on Ofcom's statement, a Sky spokesperson said:

"There should be no doubt that Ofcom's actions represent an unprecedented and unwarranted intervention.

"This is a marketplace where customers are well served with high levels of choice and innovation. Consumers will not benefit if regulators blunt incentives to invest and take risks.

"After three years of engagement with Ofcom, we now look forward to a judicial process which will apply impartial analysis and clear legal standards."

END
Analysts/Investors:
Francesca Pierce                     020 7705 3337
Lang Messer                             020 7800 2657

Media:
Robert Fraser                            020 7705 3706
Stephen Gaynor                        020 7705 3446

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 31 March 2010                                                                                            By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary